SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Asta Funding, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

0462220109

(CUSIP Number)

Asta Group, Incorporated

210 Sylvan Avenue

Englewood Cliffs, New Jersey 07632

(201) 567-5648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asta Group, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 842,000
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 842,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tzvi Marburger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 842,000 (1)
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 842,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.1% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 842,000 Shares held by Asta Group, Incorporated (“Asta Group”). The Reporting Person may be deemed to have shared voting and dispositive power over such Shares held by Asta Group because of his role as an officer, director and shareholder of Asta Group. The Reporting Person disclaims beneficial ownership of such Shares and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any such Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva Marburger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 26,920
Number of
Shares Beneficially	8.	Shared Voting Power 842,000 (1)
Owned by
Each Reporting	9.	Sole Dispositive Power 26,920
Person With
	10.	Shared Dispositive Power 842,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 868,920 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 842,000 Shares held by Asta Group, Incorporated (“Asta Group”). The Reporting Person may be deemed to have shared voting and dispositive power over such Shares held by Asta Group because of her role as an officer, director and shareholder of Asta Group. The Reporting Person disclaims beneficial ownership of such Shares and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any such Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

CUSIP No. 0462220109

Explanatory Note

Asta Group, Incorporated (“Asta Group”), Tzvi Marburger (“Tzvi Marburger”) and Aviva Marburger (“Aviva Marburger” and together with Tzvi Marburger and Asta Group, the “Reporting Persons”) are filing this Schedule 13D to report their beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Issuer”) and to amend certain of the other information in their Schedule 13D as is set forth below. Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D, as previously filed by the Reporting Persons. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D, as previously filed by the Reporting Persons. The Schedule 13D is hereby amended and supplemented by this Amendment No. 1 as set forth herein:

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

Settlement Agreement

On January 6, 2017, the Issuer entered into a settlement agreement (the “Settlement Agreement”) with The Mangrove Partners Master Fund Ltd. and its affiliates (collectively, “Mangrove”) and, for limited purposes stated therein, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group and GMS Family Investors LLC (collectively, the “Stern Family”).

The Settlement Agreement provides that, within ten business days following the date of the Settlement Agreement, the Issuer will commence a self-tender offer (“Tender Offer”) to repurchase for cash 5,314,009 Shares of its common stock at a purchase price of $10.35 per Share. The Tender Offer will expire no later than February 28, 2017. Pursuant to the Settlement Agreement, Mangrove will tender its 4,005,701 Shares for purchase by the Company. The Stern Family has agreed not to tender any of their Shares in the Tender Offer.

 Each of the parties to the Settlement Agreement, including Asta Group, agreed not to, prior to the earliest of (i) the expiration date of the Tender Offer, (ii) the closing of the Tender Offer and (iii) the date of the termination of the Settlement Agreement pursuant to its terms, without the prior written consent of the all of the other parties to the Settlement Agreement:

(i)publicly refer to: (A) any Stockholder Meeting (as defined in the Settlement Agreement) or (B) any prior discussions between the parties to the Settlement Agreement, including in any filing with the SEC (including any proxy solicitation materials, preliminary proxy statement, definitive proxy statement or otherwise), in any press release or in any other written or oral disclosure to a third party, except as required by law to be included in the filings with the SEC in connection with the Tender Offer; provided, however, that for the avoidance of doubt, the Issuer shall be permitted to file a Form 10-K/A with the required information under law.

(ii)make any purchases of the Issuer’s securities, including, but not limited to, pursuant to any stock buyback plans, tender offers, open-market purchases, privately negotiated transactions or otherwise,

(iii)make or propose to make any amendments to the Issuer’s certificate of incorporation or bylaws, except for the bylaw amendments specifically provided for in the Settlement Agreement hereto;

(iv)adopt, renew, propose or otherwise enter into a shareholder rights plan with respect to the Issuer’s securities;

(v)adopt or propose any changes to the Issuer’s capital structure; or

(vi)negotiate, enter into, propose or otherwise transact in any extraordinary transactions with respect to the Issuer (other than between the parties to the Settlement Agreement), outside the ordinary course of business, including, but not limited to, any mergers, asset sales or asset purchases.

Under the terms of the Settlement Agreement, the Issuer also agreed to amend its Amended and Restated By-laws to add a new provision which requires that at least one-half of the members of its Board of Directors consist of independent directors and that a lead independent director will be elected from among the independent directors, who shall perform certain functions as stated therein.

The above summary of the Settlement Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is filed with the Issuer’s current report on Form 8-K on January 9, 2017 and incorporated herein by reference.

Voting Agreement

In connection with the Settlement Agreement, the Issuer also entered into a Voting Agreement dated January 6, 2017 (the “Voting Agreement”) with Gary Stern, Ricky Stern, Emily Stern, Asta Group and GMS Family Investors LLC (collectively, the “Stern Stockholders”). The Voting Agreement provides that the Stern Stockholders will not have the right to vote more than 49% of the Issuer’s total outstanding Shares, and any additional Shares held by the Stern Stockholders will be voted in a manner proportionate to the votes of the outstanding Shares not held by the Stern Stockholders.

The above summary is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed with the Issuer’s current report on Form 8-K on January 9, 2017 and incorporated herein by reference.

As a result of the agreements contained in the Voting Agreement, the Stern Stockholders could be deemed to be a “group” for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with respect to the Shares. If the Stern Stockholders were deemed to be such a “group,” such group could be deemed to have beneficial ownership of 3,936,112 Shares, or 32.6% of the Issuer’s outstanding Shares of common stock in the aggregate.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

Reference is made to the Settlement Agreement as defined and described in Item 4 above and a copy of which is filed with the Issuer’s current report on Form 8-K on January 9, 2017 and incorporated herein by reference.

Reference is made to the Voting Agreement as defined and described in Item 4 above and a copy of which is filed with the Issuer’s current report on Form 8-K on January 9, 2017 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following:

99.1      Settlement Agreement dated as of January 6, 2017, by and among Asta Funding. Inc., The Mangrove Partners Master Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August and, solely for purposes of Section 1(c), 1(d), 2 and 8 thereof, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K on January 9, 2017).

99.2      Voting Agreement dated January 6, 2017, by and among Asta Funding, Inc. and Gary Stern, Ricky Stern, Emily Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K on January 9, 2017).

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2017

ASTA GROUP, INCORPORATED

By:	/s/ Gary Stern
Name:	Gary Stern
Title:	President

/s/ Tzvi Marburger
Tzvi Marburger

/s/ Aviva Marburger
Aviva Marburger